PIONEER ENERGY SERVICES LLC

10713 West Sam Houston Pkwy

Houston, TX 77064

October 5, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pioneer Energy Services LLC –

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-250916

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Pioneer Energy Services LLC (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-250916) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on November 24, 2020.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates because the Registrant has been acquired. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

We further hereby request, pursuant to Rule 418 promulgated under the Securities Act, that any supplemental materials transmitted to the Commission by the Registrant, be returned to the Registrant or destroyed promptly by the staff. If returned, the supplemental materials may be returned to Gibson, Dunn & Crutcher LLP, attention Tull R. Florey, the Registrant’s responsible representative, at 811 Main Street, Suite 3000, Houston, TX 77002-6117.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, pursuant to Rule 457(p) of the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant or its parent Patterson-UTI Energy, Inc.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Tull R. Florey of Gibson, Dunn & Crutcher LLP at (346) 718-6600 or tflorey@gibsondunn.com.

Thank you for your assistance in this matter.

Sincerely,

Pioneer Energy Services LLC

By:	/s/ C. Andrew Smith
Name:	C. Andrew Smith
Title:	Executive Vice President and
Chief Financial Officer

cc:	Tull R. Florey, Gibson, Dunn & Crutcher LLP

2